

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Beth W. Cooper
Senior Vice President and Chief Financial Officer
Chesapeake Utilities Corporation
909 Silver Lake Boulevard
Dover, Delaware 19904

Re: **Chesapeake Utilities Corporation**
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2010
File No. 001-11590

Dear Ms. Cooper:

We have reviewed your response dated October 15, 2010 to our letter dated September 17, 2010 and have the following comment. You should comply with this comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revision.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Compensation Discussion and Analysis, page 20

1. We reviewed your response to comment two in our letter dated September 17, 2010 and it continues to be unclear to us how disclosure of performance targets based on publicly disclosed historical metrics could result in competitive harm to you. We therefore reissue our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeffrey E. Decker
        Baker & Hostetler LLP
        Via facsimile